SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Frontier Investment Corp

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G36816 109

(CUSIP Number)

Frontier Disruption Capital

PO Box 309, Ugland House

Grand Cayman, Cayman Islands

Tel: (302) 351-3367

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36816 109	Schedule 13D

1.	Names of Reporting Persons Frontier Disruption Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Island

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,875,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,875,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,875,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.25% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Consists of (i) 6,125,000 shares of Class A Ordinary Shares underlying the private placement warrants held directly by Frontier Disruption Capital, a Cayman Islands exempted company which is 100% owned by FIM Partners (FIM), a DIFC, Dubai, U.A.E., based company, and (ii) 5,750,000 shares of Class B Ordinary Shares held directly by Frontier Disruption Capital, which will convert into shares of Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Arif Mansuri is the sole Director of Frontier Disruption Capital and therefore has voting and investment power over the shares of Class A Ordinary Shares held by Frontier Disruption Capital.

(2)	Based on 31,875,000 shares of Class A Ordinary Shares deemed to be outstanding, including (i) 20,000,000 shares of Class A Ordinary Shares currently issued and outstanding, (ii) 5,750,000 issuable upon conversion of Class B Ordinary Shares held by Frontier Disruption Capital, (iii) 6,125,000 shares of Class A Ordinary Shares underlying the private placement warrants held by Frontier Disruption Capital, and (iv) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 2, 2021.

CUSIP No. G36816 109	Schedule 13D

1.	Names of Reporting Persons FIM PARTNERS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DIFC, Dubai, U.A.E.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,875,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,875,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,875,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.25% (2)
14.	Type of Reporting Person (See Instructions) HC

(1)

Consists of (i) 6,125,000 shares of Class A Ordinary Shares underlying the private placement warrants held directly by Frontier Disruption Capital, a Cayman Islands exempted company which is 100% owned by FIM Partners (FIM), a DIFC, Dubai, U.A.E., based company, and (ii) 5,750,000 shares of Class B Ordinary Shares held directly by Frontier Disruption Capital, which will convert into shares of Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, FIM Partners owns 100% of Frontier Disruption Capital and therefore has beneficial ownership and voting and investment power over the shares of Class A Ordinary Shares held by Frontier Disruption Capital.

(2)	Based on 31,875,000 shares of Class A Ordinary Shares deemed to be outstanding, including (i) 20,000,000 shares of Class A Ordinary Shares currently issued and outstanding, (ii) 5,750,000 issuable upon conversion of Class B Ordinary Shares held by Frontier Disruption Capital, (iii) 6,125,000 shares of Class A Ordinary Shares underlying the private placement warrants held by Frontier Disruption Capital, and (iv) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 2, 2021.

CUSIP No. G36816 109	Schedule 13D

1.	Names of Reporting Persons Arif Mansuri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DIFC, Dubai, U.A.,E.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,875,000(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,875,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,875,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.25% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 6,125,000 shares of Class A Ordinary Shares underlying the private placement warrants held directly by Frontier Disruption Capital, a Cayman Islands exempted company which is 100% owned by FIM Partners (FIM), a DIFC, Dubai, U.A.E., based company, and (ii) 5,750,000 shares of Class B Ordinary Shares held directly by Frontier Disruption Capital, which will convert into shares of Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Arif Mansuri is the Director of Frontier Disruption Capital, and Chief Operating Officer of FIM and therefore has shared voting and investment power with FIM over the shares of Class A Ordinary Shares held by Frontier Disruption Capital. Mr. Mansuri disclaims any beneficial ownership of the shares owned by Frontier Disruption Capital, as they are 100% owned by FIM.

(2)	Based on 31,875,000 shares of Class A Ordinary Shares deemed to be outstanding, including (i) 20,000,000 shares of Class A Ordinary Shares currently issued and outstanding, (ii) 5,750,000 issuable upon conversion of Class B Ordinary Shares held by Frontier Disruption Capital, (iii) 6,125,000 shares of Class A Ordinary Shares underlying the private placement warrants held by Frontier Disruption Capital, and (iv) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 2, 2021.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares (the “Class A Ordinary Shares”), par value $0.0001 per share, of Frontier Investment Corp. (the “Issuer”). The address of the Issuer’s principal executive office is PO Box 309, Ugland House, Grand Cayman, Cayman Islands. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons: (i) Frontier Disruption Capital, a Cayman Islands exempted company (the “Sponsor”), (ii) FIM Partners, a DIFC, Dubai, UAE, company (“FIM Partners”), and (iii)  Arif Mansuri. Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for each of the Reporting Persons is: c/o Frontier Disruption Capital, PO Box 309, Ugland House, Grand Cayman, Cayman Islands.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. FIM Partners owns 100% of the Sponsor. Mr. Mansuri serves as the Director of the Sponsor, is Chief Operating Officer of FIM and is the Chief Financial Officer of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	Frontier Disruption Capital – Cayman Islands. FIM Partners — DIFC, Dubai, UAE

Individuals:	Arif Mansuri – DIFC, Dubai, UAE

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Founder Shares

In connection with the organization of the Issuer, on March 24, 2021, the Sponsor purchased 7,187,500 founder shares, which are Class B ordinary shares (the “Class B Ordinary Shares” or “Founder Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), for an aggregate purchase price of $25,000, or approximately $0.003 per share. On June 24, 2021, the sponsor effected a surrender of 1,437,500 founder shares to the Issuer for no consideration, resulting in a decrease in the total number of Founder Shares outstanding from 7,187,500 to 5,750,000. Of the 5,750,000 founder shares outstanding, up to an aggregate of 750,000 shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised.

As described in the Issuer’s registration statement on Form S-1 (File No. 333-257033, which was declared effective by the Securities and Exchange Commission on June 30, 2021 (the “Registration Statement”), under the heading “Description of Securities—Founder Shares,” the Founder Shares will automatically be converted into Class A Ordinary Shares at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

Private Placement Warrants

On July 6, 2021, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 6,125,000 warrants, at a price of  $1.00 per warrant in a private placement offering for an aggregate purchase price of  $6,125,000 pursuant to a Private Placement Warrants Purchase Agreement dated June 30, 2021 between the Sponsor and the Issuer (the “Private Placement Warrants Purchase Agreement”). The Private Placement Warrants are substantially similar to the Public Warrants, except for certain differences (the “Private Warrants” and, together with the Public Warrants, the “Warrants”). Unlike the Public Warrants, the Private Warrants, if held by the Sponsor or its permitted transferees, (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption (except in certain circumstances when the Public Warrants are called for redemption and a certain price per Class A Ordinary Shares threshold is met) and (iii) are subject to certain limited exceptions including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants, will be subject to transfer restrictions until 30 days following the consummation of the Company’s initial business combination. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by holders on the same basis as the Public Warrants.

Public Units

Each Public Unit consists of one Class A Ordinary Shares and one-third of one warrant (the “Public Warrants”), each whole Public Warrant entitling the holder to purchase one Class A Ordinary Shares at $11.50 per share (as described more fully in the Registration Statement). The Public Warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s IPO. The Public Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of July 6, 2021 the Sponsor, Frontier Disruption Capital, directly beneficially owned 11,875,000 Founder Shares (collectively, the “Sponsor Shares”), and FIM Partners also indirectly beneficially owned such Class A Ordinary Shares. As the director of the Sponsor, Mr. Mansuri may be deemed to beneficially own the Sponsor Shares; however, he denies any beneficially ownership of the Sponsor Shares as the Sponsor is 100% owned by FIM Partners.

Excluding the 6,125,000 shares issuable upon exercise of the Private Placement Warrants, the 5,750,000 Sponsor Shares, which are indirectly also owned by FIM, represent approximately 22.3% of the 25,750,000 Class A Ordinary Shares that were deemed to be outstanding following the Issuer’s IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 2, 2021 (the “Final Prospectus”).

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on March 24, 2021, the Sponsor purchased 7,187,500 founder shares pursuant to the Securities Subscription Agreement (the “Securities Subscription Agreement”), which are Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. On June 24, 2021, the sponsor effected a surrender of 1,437,500 founder shares to the Issuer for no consideration, resulting in a decrease in the total number of Founder Shares outstanding from 7,187,500 to 5,750,000. Of the 5,750,000 founder shares outstanding, up to an aggregate of 750,000 shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as exhibit 10.6 to the Registration Statement.

Insider Letter

On June 30, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s directors and officers. Pursuant to the Letter Agreement, the Sponsor, and the Issuer’s directors and officers have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor and the officers and directors has agreed not to transfer any Founder Shares (or shares of Ordinary Shares issuable upon conversion thereof) until the earliest of  (A) one year after the completion of our initial business combination, or (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) any of their private placement warrants and Class A ordinary shares issued upon conversion or exercise thereof until 30 days after the completion of our initial business combination.

The Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Units nor the securities underlying such units may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor, and officers and directors also agreed they will not propose any amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Ordinary Shares underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 24 months from the closing of its IPO unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor, and the officers and directors agreed to waive, with respect to any shares of the Ordinary Shares held by them, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Ordinary Shares.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as exhibit 10.1 to the Registration Statement.

Warrant Agreement

On July 6 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each whole warrant entitles the holder to purchase one Class A Ordinary Shares of the Issuer at an exercise price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement, beginning on the later of (i) the date that is 30 days after the first date on which the Issuer completes its initial business combination, or (ii) the date that is 12 months from the date of the closing of the IPO. The warrants will expire at 5:00 p.m., New York City time, five years after the date on which the Issuer completes its initial business combination, or earlier upon redemption or liquidation. Once the warrants are exercisable, the Issuer may call them for redemption under certain circumstances, as described in the Warrant Agreement.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as exhibit 4.4 to the Registration Statement.

Private Placement Warrants Purchase Agreement

Private Placement Warrants

On July 6, 2021, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 6,125,000 warrants, at a price of  $1.00 per warrant in a private placement offering for an aggregate purchase price of  $6,125,000 pursuant to the Private Placement Units Purchase Agreement dated June 30, 2021 between the Sponsor and the Issuer. The Private Placement Warrants and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as exhibit 10.7 to the Registration Statement.

Registration and Shareholder Rights Agreement

On July 6, 2021, in connection with the Issuer’s IPO, the Issuer and the Sponsor entered into a registration and shareholder rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer. In addition, upon consummation of the Issuer’s initial business combination, the Sponsor has the right to nominate three individuals for election to the Issuer’s board of directors.

The summary of such registration and shareholders rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as exhibit 10.5 to the Registration Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 12, 2021

FRONTIER DISRUPTION CAPITAL

By:	/s/ Arif Mansuri
Arif Mansuri, Director

FIM PARTNERS

By:	/s/ Arif Mansuri
Arif Mansuri, Chief Operating Officer

/s/ Arif Mansuri
Arif Mansuri